Exhibit 99.2
WNS (HOLDINGS) LIMITED
(THE “COMPANY”)
FORM OF PROXY
For use at the Annual General Meeting to be held at 11 am on 31 st October 2006 and any adjournment thereof
I/We [insert name]                                                                                     of [address]                                                                                                          (BLOCK LETTERS PLEASE) being (a) member(s) of the above named Company, hereby appoint the Chairman of the Meeting or*                                                               as my / our proxy to vote for me / us and on my / our behalf at the Annual General Meeting of the Company to be held at 11 am on 31st October 2006 and at any adjournment thereof or on a poll in respect of [insert number]**                                                               ordinary shares in the capital of the Company.
*An alternative proxy may be named if desired — delete as appropriate. A proxy need not be a member of the Company.
** If you appoint more than one proxy then you will need to specify the number of ordinary shares in respect of which the named proxy is entitled to vote. If you only appoint one proxy you do not need to specify the number of ordinary shares you hold.
I / We direct my / our proxy to vote as follows:-

ORDINARY RESOLUTIONS	FOR	AGAINST
1. Annual accounts
2. Re-appointment of auditor
3. Auditor’s remuneration
4. Directors’ remuneration

Date:                                        2006
Shareholder Signature:
(If you are signing this form as a director or officer of a body corporate or other entity, please indicate in what capacity you are signing and who you are signing for e.g. “Director of X Limited” or “Director of X Limited as general partner of Y Limited Partnership”).

NOTES
1.	Please indicate with an ‘X’ in the appropriate box how you wish the proxy to vote.

2.	The proxy will exercise his discretion as to how he votes or whether he abstains from voting:-
(a)	on the resolutions referred to in this form of proxy if no instruction is given in respect of the resolutions; and

(b)	on any business or resolution considered at the meeting other than the resolutions referred to in this form of proxy.
3.	To be valid this form of proxy and power of attorney or other authority (e.g. a board minute) under which it is executed (or a notarially certified copy of such power of attorney or other authority) must be lodged at the registered office of the Company, care of Capita Secretaries Limited, the Company’s Secretary, of Channel House, 7 Esplanade, St Helier, Jersey, Channel Islands not later than 48 hours before the time appointed for the annual general meeting, adjourned meeting or for the taking of a poll. Completing and returning this form of proxy will not prevent you from attending the meeting and voting in person if you so wish.

4.	A form of proxy executed by a corporation must be either under its common seal or signed by an officer or attorney duly authorised by the corporation.

5.	In the case of joint holders, the name of all the joint holders should be stated in the form of proxy and all should sign it. Joint holders should elect one of their number to represent them in person or by proxy in their name. In default of such election, the vote of the senior who tends a vote in person or by proxy will be accepted to the exclusion of the votes of other joint holder(s). For this purpose seniority is determined by the order in which the names appear in the register of shareholders.

6.	A proxy may be revoked by: (i) giving the Company notice in writing deposited at the Company’s registered office (care of Capita Secretaries Limited, Channel House, 7 Esplanade, St Helier, Jersey, Channel Islands) before the commencement of the annual general meeting or adjourned meeting or the taking of the poll at which the proxy is used; (ii) depositing a new form of proxy with the Company’s Secretary before the commencement of the annual general meeting or adjourned meeting or the taking of the poll at which the proxy is used (although it should be noted that the new form of proxy will only be a valid proxy, as opposed to being capable of revoking an earlier form of proxy, if deposited not later than 48 hours before the time appointed for the annual general meeting or adjourned meeting or for the taking of a poll); and (iii) attending and voting in person.

7.	Facsimile or email copies of this form of proxy will not be accepted.

FOR OFFICE USE ONLY

Register No

Holding